UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 1 September 2009
Exhibit No. 2	FRN Variable Rate Fix dated 1 September 2009
Exhibit No. 3	FRN Variable Rate Fix dated 1 September 2009
Exhibit No. 4	FRN Variable Rate Fix dated 1 September 2009
Exhibit No. 5	FRN Variable Rate Fix dated 1 September 2009
Exhibit No. 6	FRN Variable Rate Fix dated 1 September 2009
Exhibit No. 7	FRN Variable Rate Fix dated 1 September 2009
Exhibit No. 8	Chris Lucas speaks at London investor conference dated 4 September 2009
Exhibit No. 9	FRN Variable Rate Fix dated 4 September 2009
Exhibit No. 10	FRN Variable Rate Fix dated 7 September 2009
Exhibit No. 11	FRN Variable Rate Fix dated 7 September 2009
Exhibit No. 12	Holding(s) in Company dated 7 September 2009
Exhibit No. 13	FRN Variable Rate Fix dated 7 September 2009
Exhibit No. 14	FRN Variable Rate Fix dated 9 September 2009
Exhibit No. 15	Life insurance joint venture dated 10 September 2009
Exhibit No. 16	John Varley speaks at London investor conference dated 14 September 2009
Exhibit No. 17	FRN Variable Rate Fix dated 15 September 2009
Exhibit No. 18	Barclays Capital Financial Services Conference dated 15 September 2009
Exhibit No. 19	FRN Variable Rate Fix dated 16 September 2009
Exhibit No. 20	FRN Variable Rate Fix dated 17 September 2009
Exhibit No. 21	FRN Variable Rate Fix dated 18 September 2009
Exhibit No. 22	FRN Variable Rate Fix dated 21 September 2009
Exhibit No. 23	FRN Variable Rate Fix dated 21 September 2009
Exhibit No. 24	FRN Variable Rate Fix dated 23 September 2009
Exhibit No. 25	FRN Variable Rate Fix dated 24 September 2009
Exhibit No. 26	FRN Variable Rate Fix dated 24 September 2009
Exhibit No. 27	John Varley speaks at London conference dated 29 September 2009
Exhibit No. 28	Total Voting Rights dated 30 September 2009
Exhibit No. 29	FRN Variable Rate Fix dated 30 September 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date:  October 1, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: October 1, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Jun-2011
ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Aug-2009 TO 01-Sep-2009 HAS BEEN FIXED AT 1.001250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 01-Sep-2009 WILL AMOUNT TO:
GBP 20.57 PER GBP 50000 DENOMINATION

Exhibit No. 2

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-Dec-2011
ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Aug-2009 TO 01-Sep-2009 HAS BEEN FIXED AT 1.051250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 01-Sep-2009 WILL AMOUNT TO:
GBP 21.6 PER GBP 50000 DENOMINATION

Exhibit No. 3

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Aug-2009 TO 01-Sep-2009 HAS BEEN FIXED AT 1.101250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 01-Sep-2009 WILL AMOUNT TO:
GBP 22.63 PER GBP 50000 DENOMINATION

Exhibit No. 4

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
01-Sep-2009 TO 16-Oct-2009 HAS BEEN FIXED AT 1.080000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Oct-2009 WILL AMOUNT TO:
GBP 66.58 PER GBP 50000 DENOMINATION

Exhibit No. 5

Re:	BARCLAYS BANK PLC.
GBP 1600000000
MATURING: 16-Nov-2018
ISIN: XS0398796895

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Aug-2009 TO 01-Sep-2009 HAS BEEN FIXED AT 1.101250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 01-Sep-2009 WILL AMOUNT TO:
GBP 22.63 PER GBP 50000 DENOMINATION

Exhibit No. 6

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Aug-2009 TO 01-Sep-2009 HAS BEEN FIXED AT 1.101250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 01-Sep-2009 WILL AMOUNT TO:
GBP 22.63 PER GBP 50000 DENOMINATION

Exhibit No. 7

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
01-Sep-2009 TO 16-Oct-2009 HAS BEEN FIXED AT 1.080000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Oct-2009 WILL AMOUNT TO:
GBP 66.58 PER GBP 50000 DENOMINATION

Exhibit No. 8

4 September 2009

BARCLAYS PLC

Chris Lucas speaks at London investor conference

Chris Lucas, Group Finance Director of Barclays PLC, will today speak at the Nomura Financial Services investor conference in London.

A copy of Mr Lucas’ remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 145,000 people. Barclays moves, lends, invests and protects money for 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays .com.

Exhibit No. 9

As Agent Bank, please be advised of the following rate determined on: 04-Sep-2009
Issue	¦ Barclays Bank Plc

Series 153

CZK 1,500,000,000 Floating Rate Notes

due March 2010

ISIN Number	¦ XS0213909335
ISIN Reference	¦
Issue Nomin CZK	¦ 1,500,000,000.00
Period	¦ 08-Sep-2009 to 08-Dec-2009		Payment Date 08-Dec-2009
Number of Days	¦ 91
Rate	¦ 1.86000
Denomination CZK	¦ 1,500,000,000.00	¦		¦

Amount Payable per Denomination	¦ 7,052,500.00	¦		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 10

As Agent Bank, please be advised of the following rate determined on: 04/09/09
Issue	¦ Barclays Bank Plc Series 172 – USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 08/09/09 to 05/10/09		Payment Date 05/10/09
Number of Days	¦ 27
Rate	¦ 1.30375
Denomination USD	¦ 50,000	¦ 1,000		¦

Amount Payable per Denomination	¦ 48.89	¦ 0.98		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 11

As Agent Bank, please be advised of the following rate determined on: 04/09/09
Issue	¦ Barclays Bank Plc Series 191 – USD 1,350,000,000 FRN due 5 March 2012

ISIN Number	¦ XS0416756327
ISIN Reference	¦ US06765XAB55
Issue Nomin USD	¦ 1,350,000,000
Period	¦ 08/09/09 to 07/12/09		Payment Date 07/12/09
Number of Days	¦ 90
Rate	¦ 1.11438
Denomination USD	¦ 100,000	¦ 1,350,000,000	¦

Amount Payable per Denomination	¦ 278.60	¦ 3,761,032.50	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 12

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii							Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments							YES
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii							International Petroleum Investment Company (“IPIC”) Kadin Holdings Ltd. (“Kadin”)
4. Full name of shareholder(s) (if different from 3.):iv							PCP Gulf Invest 3 Limited (“PCP3”)
5. Date of the transaction and date on which the threshold is crossed or reached: [v]							4 September 2009
6. Date on which issuer notified:							4 September 2009
7. Threshold(s) that is/are crossed or reached: vi, vii							6%-3%
8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Numberof shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Warrants	197.775p	31 October 2013	27 November 2008 – 31 October 2013	Nil		Nominal	Delta
						Nil	Not required

Total (A+B+C)
Number of voting rights				Percentage of voting rights
Nil				Nil
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

The warrants are legally owned by PCP3. The warrants are exercisable into 758,437,618 ordinary shares in Barclays PLC (equivalent to 6.88% of voting rights in Barclays PLC, as calculated pursuant to the Disclosure Rules).

Prior to the triggering transaction, PCP3 was wholly owned by Kadin. Kadin is, in turn, wholly owned by IPIC.

The triggering transaction is the exercise of an option granted to KAQ Holdings Limited (“KAQ” ) to acquire, at any time, the entire share capital (and not a portion only) of PCP3 (the “Option”).

Pursuant to the exercise of the Option, on 4 September 2009 PCP3 entirely ceased to be owned directly by Kadin and indirectly by IPIC.  As a result, the aggregate percentage of voting rights in Barclays PLC referenced by IPIC’s and Kadin’ s financial instruments fell on 4 September 2009 from 6.88% to NIL%.

For reference, the Option was the subject of a regulatory notification made by KAQ and its 100% owner, His Excellency Khadem Abdulla Khadem Butti Al Qubaisi, on 8 June 2009 (with a further regulatory notification made on 7 July 2009 that was triggered by a regulatory announcement by Barclays PLC of an increased total in its issued ordinary shares with voting rights).

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 11,029,397,305 as set out in the regulatory announcement made by Barclays PLC dated 28 August 2009. Consequently the quoted percentages of voting rights detailed in this notification have been calculated without including the further shares to be issued when the warrants included in this notification are exercised. This results in the percentage figure for the holding prior to the exercise of the Option being artificially high.

14. Contact name:		Fryderyk J. Holc
15. Contact telephone number:		+971.(2).417.6690

Exhibit No. 13

Re:	WOOLWICH
GBP 55000000
MATURING: 07-Dec-2009
ISIN: XS0098120677

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Sep-2009 TO 07-Dec-2009 HAS BEEN FIXED AT 0.806880 PCT

DAY BASIS: ACTUAL/365(PROP)

INTEREST PAYABLE VALUE 07-Dec-2009 WILL AMOUNT TO:
GBP 201.17 PER GBP 100000 DENOMINATION

Exhibit No. 14

As Agent Bank, please be advised of the following rate determined on: 09-Sep-2009
Issue	¦ Barclays Bank PLC

Series 155

USD 500,000,000 Callable Floating Rate Subordinated Notes due 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦
Issue Nomin USD	¦ 500,000,000.00
Period	¦ 11-Sep-2009 to 11-Dec-2009		Payment Date 11-Dec-2009
Number of Days	¦ 91
Rate	¦ 0.49869
Denomination USD	¦ 1,000.00	¦ 100,000.00	¦

Amount Payable per Denomination	¦ 1.26	¦ 126.06	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 15

10 September 2009

Barclays and CNP establish life insurance joint venture in Spain, Portugal and Italy

Further to the announcement on 25 June 2009, Barclays Bank PLC ('Barclays') and CNP Assurances SA ('CNP') have established a long-term life insurance joint venture in Spain, Portugal and Italy. This follows the completion of the sale of a 50 per cent stake in Barclays Vida y Pensiones Compañía de Seguros ('BVP') to CNP.

Frits Seegers, Chief Executive of Barclays Global Retail and Commercial Banking, said: "We are excited about the opportunities presented by our joint venture with CNP. Combining the strength of Barclays brand and its distribution networks in Spain, Portugal and Italy with CNP's expertise in insurance product design and manufacture will be a winning combination for both our organisations, our shareholders and, most importantly, our customers."

Gilles Benoist, Chief Executive Officer of CNP Assurances, said: "We are delighted to launch this partnership with such a highly regarded bank as Barclays. CNP's long standing experience and expertise in life insurance, particularly in Southern Europe, combined with the growth capacity of Barclays in this region will create long-term value for all parties. Moreover, this partnership refocuses and strengthens CNP's footprint in the region, and will be a source of positive synergies."

- ENDS -

For further information please contact:

Barclays

Investor Relations                  Media Relations
Stephen Jones                       Phillippa-Jane Vermoter
+44 (0) 20 7116 5752           +44 (0) 20 7116 7226

CNP

Investor Relations                  Media Relations
Jim Root                                Sophie Messager
+33 (0) 1 42 18 71 89           +33 (0) 1 42 18 86 51
Jean-Yves Icole                     Tamara Bernard
+33 (0) 1 42 18 94 93           +33 (0) 1 42 18 86 19

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the USA, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About CNP

CNP Assurances, France's leading personal insurer and among the top 5 European life insurers, reported 2008 premium income of €28.3 billion and EBIT of more than €2.3 billion. The Group's international operations represented premium income of €3.2 billion, or 11% of total premiums, and accounted for 22% of total EBIT. Its main host countries outside France are Italy, Brazil, Portugal and Spain. The group is committed to expanding its international footprint as evidence by Marfin Popular Bank deal in Cyprus and Greece in July 2008. For further information about CNP Assurances, please visit our website www.cnp.fr.

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Exhibit No. 16

14 September 2009

BARCLAYS PLC

John Varley speaks at London investor conference

John Varley, Group Chief Executive of Barclays PLC, is speaking at the KBW UK Financials conference in London this afternoon.

A copy of Mr Varley's remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 145,000 people. Barclays moves, lends, invests and protects money for 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Exhibit No. 17

As Agent Bank, please be advised of the following rate determined on: 15/09/09
Issue	¦ Barclays Bank PLC - Series 174 - GBP 110,000,000 FRN due 15 Dec 2009

ISIN Number	¦ XS0405614396
ISIN Reference	¦ 40561439
Issue Nomin GBP	¦ 110,000,000
Period	¦ 15/09/09 to 15/12/09		Payment Date 15/12/09
Number of Days	¦ 91
Rate	¦ 0.58063
Denomination GBP	¦ 50,000	¦ 110,000,000	¦

Amount Payable per Denomination	¦ 72.38	¦ 159,235.79	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 18

15 September 2009

BARCLAYS PLC

Robert E Diamond Jr. and Jerry del Missier speak at New York investor conference

Robert E Diamond Jr., President, Barclays PLC and Jerry del Missier, President, Barclays Capital will speak at the Barclays Capital Global Financial Services Conference in New York today.

Mr Diamond's and Mr del Missier's remarks contain no material new information.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 145,000 people. Barclays moves, lends, invests and protects money for 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Exhibit No. 19

As Agent Bank, please be advised of the following rate determined on: 16-Sep-2009
Issue	¦ Barclays Bank PLC

Series 145

GBP 45,000,000 Floating Rate Notes due 2009

ISIN Number	¦ XS0188531247
ISIN Reference	¦
Issue Nomin GBP	¦ 45,000,000.00
Period	¦ 16-Sep-2009 to 16-Dec-2009		Payment Date 16-Dec-2009
Number of Days	¦ 91
Rate	¦ 0.63438
Denomination GBP	¦ 45,000,000.00	¦		¦

Amount Payable per Denomination	¦ 71,172.22	¦		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 20

As Agent Bank, please be advised of the following rate determined on: 17/09/09
Issue	¦ Barclays Bank Plc Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 21/09/09 to 21/10/09		Payment Date 21/10/09
Number of Days	¦ 30
Rate	¦ 1.19625
Denomination USD	¦ 100,000	¦ 2,000,000,000		¦

Amount Payable per Denomination	¦ 99.69	¦ 1,993,750.00		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 21

As Agent Bank, please be advised of the following rate determined on: 18-Sep-2009
Issue	¦ Barclays Bank PLC

Series no 86

EUR 100,000,000 Subordinated Floating Rate Notes due March, 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦
Issue Nomin EUR	¦ 100,000,000.00
Period	¦ 22-Sep-2009 to 22-Dec-2009		Payment Date 22-Dec-2009
Number of Days	¦ 91
Rate	¦ 1.23200
Denomination EUR	¦ 100,000,000.00	¦	¦

Amount Payable per Denomination	¦ 311,422.22	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 22

As Agent Bank, please be advised of the following rate determined on: 21-Sep-2009
Issue	¦ Barclays Bank PLC

Series 143

EUR 50,000,000 Floating Rate Notes due 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦
Issue Nomin EUR	¦ 50,000,000.00
Period	¦ 23-Sep-2009 to 23-Dec-2009		Payment Date 23-Dec-2009
Number of Days	¦ 91
Rate	¦ 1.10800
Denomination EUR	¦ 50,000,000.00	¦	¦

Amount Payable per Denomination	¦ 140,038.89	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 23

As Agent Bank, please be advised of the following rate determined on: 21-Sep-2009
Issue	¦ Barclays Bank PLC

Series 159

USD 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017

ISIN Number	¦ XS0292937165
ISIN Reference	¦
Issue Nomin USD	¦ 1,500,000,000.00
Period	¦ 23-Sep-2009 to 23-Dec-2009		Payment Date 23-Dec-2009
Number of Days	¦ 91
Rate	¦ 0.46438
Denomination USD	¦ 1,500,000,000.00	¦		¦

Amount Payable per Denomination	¦ 1,760,774.17	¦		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 24

As Agent Bank, please be advised of the following rate determined on: 23-Sep-2009
Issue	¦ Barclays Bank PLC

Series 146

GBP 65,000,000 Floating Rate Notes due 2009

ISIN Number	¦ XS0194177944
ISIN Reference	¦
Issue Nomin GBP	¦ 65,000,000.00
Period	¦ 23-Sep-2009 to 23-Dec-2009		Payment Date 23-Dec-2009
Number of Days	¦ 91
Rate	¦ 0.57188
Denomination GBP	¦ 65,000,000.00	¦		¦

Amount Payable per Denomination	¦ 92,675.90	¦		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 25

As Agent Bank, please be advised of the following rate determined on: 24-Sep-2009
Issue	¦ Barclays Bank PLC

Series 78

EUR 100,000,000 Subordinated Floating Rate Notes due 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦
Issue Nomin EUR	¦ 100,000,000.00
Period	¦ 28-Sep-2009 to 29-Dec-2009		Payment Date 29-Dec-2009
Number of Days	¦ 92
Rate	¦ 1.13300
Denomination EUR	¦ 100,000,000.00	¦		¦

Amount Payable per Denomination	¦ 289,544.44	¦		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 26

As Agent Bank, please be advised of the following rate determined on: 24-Sep-2009
Issue	¦ Barclays Bank PLC

Series 158

USD 50,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2016

144a ISIN US06738CKJ70

ISIN Number	¦ XS0259172277
ISIN Reference	¦
Issue Nomin USD	¦ 750,000,000.00
Period	¦ 28-Sep-2009 to 29-Dec-2009		Payment Date 29-Dec-2009
Number of Days	¦ 92
Rate	¦ 0.48313
Denomination USD	¦ 750,000,000.00	¦		¦

Amount Payable per Denomination	¦ 925,999.17	¦		¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 27

29 September 2009

BARCLAYS PLC

John Varley presents at Bank of America Merrill Lynch Banking and Insurance CEO Conference

John Varley, Group Chief Executive of Barclays PLC, will speak at the Bank of America Merrill Lynch Banking and Insurance CEO Conference in London today.

Mr Varley's presentation will commence at 08:00 BST and contains no material new information. A live webcast will be available at: www.barclays.com/investorrelations. A copy of the presentation and remarks will be available later today in the Investor Relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 145,000 people. Barclays moves, lends, invests and protects money for 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Exhibit No. 28

30 September 2009

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 11,030,286,621 ordinary shares with voting rights as at 29 September 2009. There are no ordinary shares held in Treasury.

The above figure (11,030,286,621) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 29

Re:	BARCLAYS BANK PLC.
EUR 1116000000
MATURING: 16-May-2019
ISIN: XS0398798834

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Nov-2008 TO 01-Oct-2009 HAS BEEN FIXED AT 4.742000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 01-Oct-2009 WILL AMOUNT TO:
EUR 2133.9 PER EUR 50000 DENOMINATION